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                         March 11, 2024

       Matthew J. Norden
       Chief Financial Officer
       2U, Inc.
       7900 Harkins Road
       Lanham, MD 20706

                                                        Re: 2U, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 6, 2024
                                                            File No. 333-277707

       Dear Matthew J. Norden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Edwin
Kim at 202-551-3297 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Brandon J. Bortner,
Esq.